Form 10-K, Exhibit 13
period 2008-12-31
REXAHN PHARMACEUTICALS, INC.
filed 2009-03-16
CIK 1228627

Exhibit 14

CODE OF ETHICS AND BUSINESS CONDUCT

The Board of Directors (the “Board”) of Rexahn Pharmaceuticals, Inc. ("Rexahn" or the "Company") maintains policies and procedures (which we refer to as the “Code”) that represent both the code of ethics for the principal executive officer, principal financial officer and principal accounting officer under Securities and Exchange Commission rules, and a more general code of business conduct and ethics for members of the Board (the “Directors”), officers and employees.  The Code applies to all Directors, officers and employees.

The Code is posted on the Company’s Internet web site at www.rexahn.com and is available free of charge by calling the Company at (240) 268-5300 or by writing to:

Rexahn Pharmaceuticals, Inc.
Attn:  General Counsel
9620 Medical Center Drive
Rockville, MD 20850

The Code will also be filed as an exhibit to the Company’s Annual Report on Form 10-KSB.  Any amendment to the Code will be promptly posted on the Company’s Internet web site.

The Audit Committee of the Board (the “Audit Committee”) is authorized to review any issues under the Code, retain legal counsel and report its findings to the Board.  The Board does not envision that any waivers of the Code will be granted, but should a waiver be granted for any Director or executive officer, it will also be promptly disclosed on the Company’s Internet web site.

The Code consists of the Ethics Policy, the Conflicts of Interest/Corporate Opportunity Policy, the Corporate Assets Policy, the Directorships Policy, the Procedures and Open Door Communication Policy and the Enforcement Policy.

The Code follows:

Ethics Policy

It is the policy of Rexahn to comply with all governmental laws, rules and regulations applicable to its business.

The Company’s Ethics policy does not stop there.  Even where the law is permissive, the Company prefers the course of highest integrity.  Local customs, traditions and mores differ from place to place, and this must be recognized.  But honesty is not subject to criticism in any culture.  A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Company cares how results are obtained, not just that they are obtained.  Directors, officers and employees should deal fairly with each other, with the Company’s customers and with other third parties.

The Company expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or this Code.  The Company’s Directors and officers support, and expect the Company’s employees to support, any employee that passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Company’s policy that all transactions will be accurately reflected in its books and records.  This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank account is strictly prohibited.  Employees are required to record all transactions accurately in the Company’s books and records, and to be honest and forthcoming with the Company’s internal and independent auditors.

The Company expects candor from employees at all levels and adherence to its policies and internal controls.  One harm that results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Company’s policies and internal controls can be ignored when they are inconvenient.  That can result in corruption and demoralization of an organization.  The Company’s system of management will not work without honesty.

It is the Company’s policy to make full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission and in other public communications.  All employees are responsible for reporting relevant material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

Conflicts of Interest/Corporate Opportunity Policy

It is the policy of Rexahn that Directors, officers and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Company.  A conflict of interest can arise when a Director, officer or employee takes actions or has personal interests that may interfere with the effective performance of work for the Company.  For example, Directors, officers and employees are required to avoid actual or apparent conflicts in dealings with suppliers, customers, competitors and other third parties.  Directors, officers and employees are required to refrain from taking for themselves opportunities discovered through their use of corporate assets or information or through their positions with the Company and are prohibited from using corporate property, information, or position for personal gain.  Directors, officers and employees are required to avoid securities transactions based on material, nonpublic information learned through their positions with the Company.  Directors, officers and employees are required to refrain from competing with the Company.

Corporate Assets Policy

It is the policy of Rexahn that Directors, officers and employees are expected to protect the assets of the Company and use them efficiently to advance the Company’s interests.  Those assets include tangible assets and intangible assets, such as confidential information of the Company.  No Director, officer or employee should use or disclose at any time during or subsequent to employment or other service to the Company, without proper authority or mandate, confidential information obtained from any source in the course of the Company’s business.  Examples of confidential information include nonpublic information about the Company’s business, plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies and personnel.

Directorships Policy

It is the policy of Rexahn to restrict the holding by officers and employees of directorships in nonaffiliated for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that could involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Company.  Any officer or employee may hold directorships in nonaffiliated non-profit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Company, or obligate the Company to provide support to the nonaffiliated non-profit organizations.  Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by Company Directors are subject to review and approval by the Board.  In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Company, as directed by the Company’s Chairman of the Board.

Procedures and Open Door Communication Policy

Rexahn encourages employees to ask questions, voice concerns and make appropriate suggestions regarding the business practices of the Company.  Employees are expected to report promptly to management suspected violations of law, the Company’s policies and internal controls, so that management can take appropriate corrective action.  The intent of the Company is to investigate promptly reports of suspected violations of law, policies and internal control procedures.

Management and the Audit Committee are ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies and internal control procedures.  The Company’s Internal Audit Department has primary responsibility for investigating violations of internal controls, with assistance from others, depending on the subject matter of the inquiry.  The persons who investigate suspected violations are expected to exercise independent and objective judgment.  Towards this end, most investigations will be conducted by outside legal counsel at the direction of the Audit Committee.

Normally, an employee should first discuss suspected violations of law, policies or internal control procedures, with the employee’s immediate supervisor.  Each supervisor is expected to be available to subordinates for that purpose.  If an employee is dissatisfied following such a discussion with the employee’s immediate supervisor, the employee is encouraged to request further reviews, in the presence of the supervisor or otherwise.  Reviews should continue to the level of management appropriate to resolve the issue.

Depending on the circumstances and/or subject matter of the question, concern or suggestion, each employee also has access to alternate channels of communication, including, for example, the Internal Audit Department; the Human Resources Department; the Office of the Treasurer; and the General Counsel.

Suspected violations of law or the Company’s policies involving a Director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to the Audit Committee and the General Counsel.  The Audit Committee is authorized to review and direct the investigation of all issues involving Directors or executive officers, and, in its sole discretion, may refer any or all such issues to the Board.

Employees may also address communications to individual non-employee directors or to the non-employee directors as a group by writing them at c/o Hwan Kim, 1200 New Hampshire Ave. NW, Washington, D.C. 20036, or such other address as the Company may designate and publish from time to time.

Employees wishing to make complaints without identifying themselves may do so by telephoning the Company’s Ethics and Compliance Hotline at 202-974-5690, or by writing the General Counsel at the address first listed above, or at such other telephone numbers, names and addresses as the Company may designate and publish from time to time.  All complaints to those telephone numbers and addresses concerning accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.

All persons responding to employees’ questions, concerns, complaints and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances.  For example, investigations of significant complaints typically necessitate revealing to others information about the complaint and complainant.  Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth.

All employees must cooperate fully with any and all investigations relating to a potential violation of this Code.  Such cooperation shall include, without limitation, being accessible to answer questions, disclosing relevant information and generally aiding the investigation in any reasonable manner requested.

Failure to behave honestly, and failure to comply with law, the Company’s policies and internal controls, including cooperating fully with any and all investigations, may each result in disciplinary action, up to and including termination.

Only the Board or the Audit Committee has the authority to make exceptions or grant waivers to these policies.  If there is an exception or waiver granted, the Board or the Audit Committee will specifically find that such a waiver or exception is warranted and is being granted and shall promptly disclose such information to shareholders.  In those instances where the Company, through the Audit Committee or directly through the Board after review, approves an activity or situation, including without limitation a related party transaction, without specifically citing a waiver or exception to these policies, the Company is not granting an exception or waiver but is determining that there is no policy violation.  It is recognized that there will be questions about the application of the policies to specific activities and situations.  In cases of doubt, Directors, officers and employees are expected to seek clarification and guidance.  If the Company determines that there is or would be a policy violation, appropriate action will be taken.

Enforcement Policy

Ultimate responsibility for enforcement of the Code shall lie with the Audit Committee.  The General Counsel of the Company, working at the direction of the Audit Committee, shall provide legal advice as to the interpretation of the Code.  The Audit Committee shall have the authority to direct Code investigations and take such actions as are necessary to end any conduct found to be in violation of the Code.  No inquiry or investigation shall be commenced unless authorized and requested by the Audit Committee, which may instruct the General Counsel, an outside law firm or other unrelated entity or internal Company personnel to perform such inquiry or investigation.

Please note that the Code is not intended to and does not create a contract of employment between employees and the Company, and compliance with the Code is expected, but does not guarantee that employment with the Company will continue.